China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building
Fazhan Road to Sugian Gate Section
Jiangsu Province, China

January 10, 2013

Via EDGAR
Attn: Ms. Pamela Long, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Xuefeng Environmental Engineering Inc.
(formerly known as NYC Moda Inc.)
Form 8-K
Filed December 3, 2012
File No. 333-175483

Dear Ms. Long,

We hereby submit the responses of China Xuefeng Environmental Engineering Inc., formerly known as NYC Moda Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 19, 2012, to Mr. Li Yuan of the Company with regard to the above-referenced Current Report on Form 8-K filed on December 3, 2012 (“Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 8-k, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

Emerging Growth Company Disclosure, page 2

1.
We note disclosure that you are an emerging growth company. We also note that the Form S-1, file number 333-175483, of NYC Moda Inc. went effective on December 7, 2011.  Please supplemental tell us whether the first sale of your common stock occurred after December 8, 2011 pursuant to your effective Form S-1, file number 333-175483, or that the first sale of such stock has not yet occurred.   See Section 101(d) of the Jumpstart Our Business Startups Act.

Answer:	The first sale of our common stock has occurred after December 8, 2011 pursuant to our effective Form S-1, file number 333-175483.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

2.	Please revise this section to disclose the formula used to determine the amount of consideration. See Item 2.01(d) of Regulation S-K.

Answer:               We have revised the disclosure on page 4 to provide the information as requested above.

3.	Please revise to discuss whether you required board and shareholder approval to enter into the Share Exchange Agreement and how you obtained such approval.

Answer:	Our board of directors approved the Share Exchange Agreement on the closing date and we have revised the relevant disclosure on page 4.

Item 4.01, page 5

4.	Please include a letter from your former accountant indicating whether or not they agree with your disclosures.

Answer:                                We have included the letter from our former accountant as required.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 6

5.
We note disclosure that the name change and forward split are expected to be December 12, 2012.   Please revise to update the effective date of the name change and forward stock split and disclose whether you have received approval of such name change and forward stock split by the Financial Industry Regulatory Authority.

Answer:
Both the Name Change and the Forward Split were approved by the Financial Industry Regulatory Authority (“FINRA”). The Name Change went effective on December 14, 2012 while the Forward Split went effective on December 17, 2012. We have revised to update the disclosure throughout the amendment.

Form 10 Disclosure, page 7

Overview, page 9

6.
Please file with your next amendment your lease agreement with Li Yuan for the use of the Utility Model Patent of Comprehensive and Harmless Garbage Processing Equipment since this appears to be a material agreement.   Please also clearly explain in greater detail the services provided to clients in exchange for the use of the patent technology.

Answer:
We have filed the Parent Licensing Services Agreement as Exhibit 10.10 to our amendment. We have also explained in greater detail the services provided to clients in exchange for the use of the patent technology on page 10.

Products and Facilities, page 10

7.
We note disclosure that Jiangsu Xuefeng’s main business is currently providing equipment upgrading service for other garbage processing plants.  Please significantly revise this section to clearly explain in greater detail the business operations of Jiangsu Xuefeng.  For example, please explain whether you are you providing software, mechanical or other services.   Also, please clearly explain how you upgrade the garbage processing plants, the services provided by the patent licensing agreements and how you intend to obtain revenue from the patent licensing agreements.

Answer:
We have expanded our disclosure on page 10 under Products and Facilities regarding how we upgrade the garbage processing plants, the services provided by the patent licensing agreement and how we intend to obtain revenue from the patent licensing agreement.

Risk Factors, page 17

8.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC.  The PCAOB, however, may be unable to inspect the audit work and practices of your auditor. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports will be deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading.  Explain that the lack of inspections would prevent the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Answer:
Our auditor Wei Wei & Co., LLP is an U.S. based auditing firm with offices in New York and California. It is regularly inspected by the PCAOB and we do not believe the above referenced risk applies to our auditor. The result of our auditor’s inspection is available on the PCAOB website.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

9.
Please disclose the nature of your business activities prior to the first service agreement you entered into in April 2012.   Also, please more fully describe the specific nature of the services you provide and whether you are required to provide any additional services after you are paid. Please better explain why your costs of revenues and operating costs are so low relative to total revenue. In this regard, please help us understand how you have ensured that all costs have been accrued and included and explain why there are no expenses for equipment or materials. Please explain how you are able to generate revenue given that your only assets are cash and a land deposit.

Answer:               We have expanded our disclosure on page 29 to provide the above required information.

10.
Given the significance of your cash balances, please disclose why you have not generated more interest income during the periods presented.   Also, in light of the nominal interest income, please address why you continue to maintain significant cash balances.

Answer:               We have revised our disclosure on page 32 and 34 to address the above comments.

Recent Sales of Unregistered Securities, page 44

11.	Please revise to state the nature and aggregate consideration you received. See Item701(c) of Regulation S-K.

Answer:               We have revised our disclosure on page 44 to state the nature and aggregate consideration we received.

Exhibits

12.	Please file all of the schedules to the Share Exchange Agreement with the next amendment.

Answer:	There are no other schedules to the Share Exchange Agreement other than the financial statements that filed as Exhibit 99.1 and 99.2.

13.	We note your disclosure that your PRC counsel has provided a legal opinion that the VIE Agreements are binding and enforceable under PRC law. Please file a copy of the opinion as an exhibit.

Answer:	We have filed a copy of the legal opinion as Exhibit from the PRC counsel regarding the validity and enforceability of the VIE Agreements under PRC law.

Exhibit 99.1

Report of Independent Registered Pubic Accounting Firm, page 1

14.	Please have your auditors revise their report to include a signature.

Answer:               We have re-filed Exhibit 99.1 to include a signature from our auditor on its report.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Xuefeng Environmental Engineering Inc.

By:	/s/ Li Yuan
Name:	Li Yuan
Title:	Chief Executive Officer